                                 [LOGO OF CNB]
                              -------------------
                               CNB HOLDINGS, INC.
                              -------------------



                                   [PICTURE]





                               2001 Annual Report
                               CNB HOLDINGS, INC.


--------------------------------------------------------------------------------------------
  900 Memorial Drive  .  Post Office Box 1060 .  Pulaski, Virginia 24301  . (504) 994-0831
--------------------------------------------------------------------------------------------

2001 Annual Report
--------------------------------------------------------------------------------


Table of Contents


Letter to Stockholders ....................................................... 1

Consolidated Balance Sheets .................................................. 2

Consolidated Statements of Operations ........................................ 3

Consolidated Statements of Stockholders' Equity .............................. 4

Consolidated Statements of Cash Flows ........................................ 5

Notes to Consolidated Financial Statements ................................... 6

Independent Auditor's Report .................................................23

Management's Discussion and Analysis .........................................24

Board of Directors and Officers ..............................................39

Stockholder Information ......................................................40

[CNB HOLDINGS, INC LOGO]

February 28, 2002


Dear Shareholders:

         The Board of Directors of CNB Holdings, Inc. cordially invites you to attend the annual shareholders meeting to be held Thursday, April 11, 2002 at 10:00 a.m. local time at Community National Bank's training facilities, 900 Memorial Drive, Pulaski, Virginia. You will be asked to vote for the nominees for election as directors to serve until 2005. Additionally we will review the results of 2001 and the plans for CNB Holdings, Inc. and Community National Bank along with other business as may properly come before the meeting.

         CNB Holdings, Inc. and Community National Bank operated successfully during the business year 2001. Despite an overall economic downturn in Pulaski County which has resulted in numerous business reductions and layoffs, CNB Holdings, Inc. stockholder equity has increased 11.3% resulting in a book value of $7.90 per share compared to $7.09 per share at the end of 2000. Net income increased to $561,269 in 2001 from $401,174 in 2000, a 39.9% increase. Earnings per share improved to $0.61 per share in 2001 from $0.41 per share in 2000, an increase of 48.7%.

         I am also pleased to report that Community National Bank has reached a settlement in principle concerning litigation relating to an apparent check-kiting scheme. The settlement is subject to finalization of the settlement documents.

         The Board of Directors joins me in thanking you for your continued support and we look forward to continued growth in the value of our investment.


Hiawatha Nicely, Jr.

/s/ Hiawatha Nicely, Jr.

Chairman, President and CEO
CNB Holdings, Inc.


------------------------------------------------------------------------------------
900 Memorial Drive . Post Office Box 1060 . Pulaski, Virginia 24301 . (540) 994-0831
------------------------------------------------------------------------------------
                 202 N. Washington Avenue . Pulaski, Virginia 24301
------------------------------------------------------------------------------------

Consolidated Balance Sheets
December 31, 2001 and 2000
--------------------------------------------------------------------------------------
                                                              2001              2000
                                                          ------------    ------------
Assets
   Cash and due from banks                                $  4,100,572    $  2,287,853
   Interest-bearing deposits in banks                           31,357          19,185
   Federal funds sold                                        1,495,312          50,000
   Investment securities available for sale                 11,145,354      14,906,925
   Restricted equity securities                                365,708         365,708
   Loans, net of allowance for loan losses
    of $410,364 in 2001 and $429,905 in 2000                32,993,495      33,078,951
   Property and equipment, net                               1,844,744       1,905,154
   Accrued income                                              221,830         374,569
   Other assets                                                 43,878          47,042
                                                          ------------    ------------
         Total assets                                     $ 52,242,250    $ 53,035,387
                                                          ============    ============

Liabilities and Stockholders' Equity
  Deposits:
   Noninterest-bearing                                    $  3,949,350    $  4,420,708
   Interest-bearing                                         40,679,341      41,800,545
                                                          ------------    ------------
         Total deposits                                     44,628,691      46,221,253
  Federal funds purchased                                            -          18,000
  Long-term debt                                               113,501         120,202
  Accrued interest payable                                      47,364          66,071
  Other liabilities                                            138,914          39,818
                                                          ------------    ------------
         Total liabilities                                  44,928,470      46,465,344
                                                          ------------    ------------

   Commitments and contingencies

Stockholders' equity:
   Preferred stock, $1 par value; 1,000,000 shares
    authorized; none outstanding                                     -               -
   Common stock, $5 par value; 10,000,000 shares
    authorized; 926,399 shares outstanding
    in 2001 and 2000                                         4,631,995       4,631,995
   Surplus                                                   2,803,782       2,803,782
   Retained deficit                                           (185,923)       (755,192)
   Accumulated other comprehensive
    income (loss)                                               63,926        (110,542)
                                                          ------------    ------------
         Total stockholders' equity                          7,313,780       6,570,043
                                                          ------------    ------------
         Total liabilities and stockholders' equity       $ 52,242,250    $ 53,035,387
                                                          ============    ============

See Notes to Consolidated Financial Statements

Consolidated Statements of Operations
Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------------------------------------------

                                                                      2001             2000              1999
                                                                ----------------  ---------------  ----------------
Interest income:
   Loans and fees on loans                                      $      2,816,251  $     2,761,911  $      2,759,294
   Federal funds sold                                                    103,008           34,764            57,161
   Taxable investment securities                                         769,836          973,260           831,176
                                                                ----------------  ---------------  ----------------
         Total interest income                                         3,689,095        3,769,935         3,647,631
                                                                ----------------  ---------------  ----------------

Interest expense:
   Deposits                                                            1,627,245        1,854,098         1,812,721
   Federal funds purchased                                                 2,583           11,245            11,059
   Long-term debt                                                          6,682            7,015             7,363
                                                                ----------------  ---------------  ----------------
         Total interest expense                                        1,636,510        1,872,358         1,831,143
                                                                ----------------  ---------------  ----------------
         Net interest income                                           2,052,585        1,897,577         1,816,488

Provision for loan losses                                                 67,600          140,750           173,292
                                                                ----------------  ---------------  ----------------
         Net interest income after provision
          for loan losses                                              1,984,985        1,756,827         1,643,196
                                                                ----------------  ---------------  ----------------

Noninterest income:
   Service charges on deposit accounts                                   215,196          182,496           172,063
   Net realized gains (losses) on sales of securities                          -                -              (950)
   Other income                                                          190,659          129,354            94,057
                                                                ----------------  ---------------  ----------------
         Total noninterest income                                        405,855          311,850           265,170
                                                                ----------------  ---------------  ----------------

Noninterest expense:
   Salaries and employee benefits                                        744,235          718,207           793,405
   Occupancy and equipment                                               246,815          247,875           252,531
   Data processing                                                       260,426          228,034           203,820
   Other expense                                                         570,095          473,387           629,172
                                                                ----------------  ---------------  ----------------
         Total noninterest expense                                     1,821,571        1,667,503         1,878,928
                                                                ----------------  ---------------  ----------------

         Income before income taxes                                      569,269          401,174            29,438

Income tax expense                                                             -                -                 -
                                                                ----------------  ---------------  ----------------

         Net income                                             $        569,269  $       401,174  $         29,438
                                                                ================  ===============  ================

Basic earnings per share                                        $            .61  $           .43  $            .03
                                                                ================  ===============  ================
Diluted earnings per share                                      $            .61  $           .41  $            .03
                                                                ================  ===============  ================
Weighted average shares outstanding                                      926,399          926,399           926,399
                                                                ================  ===============  ================

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                        Accumulated
                                                                            Retained        Other
                                       Common Stock                         Earnings    Comprehensive
                                  ----------------------
                                    Shares      Amount        Surplus       (Deficit)  Income (Loss)      Total
                                  ----------  ----------     ---------     ----------  -------------     -------
December 31, 1998                 926,399    $ 4,631,995   $ 2,803,782   $(1,185,804)   $   (10,241)   $ 6,239,732

Comprehensive income
Net income                              -              -             -        29,438              -         29,438
Change in net unrealized
  gain (loss) on securities
  available for sale                    -              -             -             -       (476,191)      (476,191)
                                                                                                       -----------
Total comprehensive income                                                                                (446,753)
                              -----------    -----------   -----------   -----------    -----------    -----------
December 31, 1999                 926,399      4,631,995     2,803,782    (1,156,366)      (486,432)     5,792,979

Comprehensive income
Net income                              -              -             -       401,174              -        401,174
Change in net unrealized
  gain (loss) on securities
  available for sale                    -              -             -             -        375,890        375,890
                                                                                                       -----------
Total comprehensive income                                                                                 777,064
                              -----------    -----------   -----------   -----------    -----------    -----------
December 31, 2000                 926,399      4,631,995     2,803,782      (755,192)      (110,542)     6,570,043

Comprehensive income
Net income                              -              -             -       569,269              -        569,269
Change in net unrealized
  gain (loss) on securities
  available for sale                    -              -             -             -        174,468        174,468
                                                                                                       -----------
Total comprehensive income                                                                                 743,737
                              -----------    -----------   -----------   -----------    -----------    -----------
December 31, 2001                 926,399    $ 4,631,995   $ 2,803,782   $  (185,923)   $    63,926    $ 7,313,780
                              ===========    ===========   ===========   ===========    ===========    ===========

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

                                                                      2001              2000             1999
                                                                ----------------  ---------------  ----------------
Cash flows from operating activities:
   Net income                                                   $        569,269  $       401,174  $         29,438
   Adjustments to reconcile net income
    to net cash used by operations:
     Depreciation and amortization                                       119,047          122,807           144,458
     Provision for loan losses                                            67,600          140,750           173,292
     Net realized (gains) losses on securities                                 -                -               950
     Accretion of discount on securities, net                             (3,250)          16,483            29,146
     Changes in assets and liabilities:
       Accrued income                                                    152,739          (67,118)          118,189
       Other assets                                                        3,164           13,858            15,218
       Accrued interest payable                                          (18,707)           4,976           (11,691)
       Other liabilities                                                  99,096           11,864            12,814
                                                                ----------------  ---------------  ----------------
         Net cash flows from operating activities                        988,958          644,794           511,814
                                                                ----------------  ---------------  ----------------

Cash flows from investing activities:
   Net (increase) decrease in federal funds sold                      (1,445,312)         710,000          (265,000)
   Purchases of investment securities                                (21,445,768)     (22,174,813)      (18,224,787)
   Sales of available for sale securities                              1,504,559                -         4,495,138
   Maturities of investment securities                                23,880,498       21,449,985        15,462,649
   Net (increase) decrease in loans                                       17,856       (1,649,027)         (635,864)
   Purchases of property and equipment                                   (58,637)         (33,680)         (167,675)
                                                                ----------------  ---------------  ----------------
         Net cash provided by (used in) investing activities           2,453,196       (1,697,535)          664,461
                                                                ----------------  ---------------  ----------------

Cash flows from financing activities:
   Net increase (decrease) in deposits                                (1,592,562)         451,520          (347,734)
   Net increase (decrease) in federal funds purchased                    (18,000)          18,000          (851,000)
   Repayment of long-term debt                                            (6,701)          (6,368)           (6,020)
                                                                ----------------  ---------------  ----------------
         Net cash provided by (used in) financing activities          (1,617,263)         463,152        (1,204,754)
                                                                ----------------  ---------------  ----------------
         Net increase (decrease) in cash and cash equivalents          1,824,891         (589,589)          (28,479)

Cash and cash equivalents, beginning                                   2,307,038        2,896,627         2,925,106
                                                                ----------------  ---------------  ----------------
Cash and cash equivalents, ending                               $      4,131,929  $     2,307,038  $      2,896,627
                                                                ================  ===============  ================

Supplemental disclosure of cash flow information:
   Interest paid                                                $      1,655,217  $     1,867,382  $      1,842,834
                                                                ================  ===============  ================
   Income taxes paid                                            $              -  $             -  $              -
                                                                ================  ===============  ================

Supplemental disclosure of noncash investing activities:
   Other real estate acquired in settlement of loans            $              -  $             -  $              -
                                                                ================  ===============  ================

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies

Organization

CNB Holdings, Inc. (the Company) is a bank holding company incorporated under the laws of Virginia on April 29, 1993. On August 29, 1994, the Company's wholly owned subsidiary, Community National Bank (the Bank), was chartered under the laws of the United States and the Bank opened for business in Pulaski, Virginia. As an FDIC insured National Banking Association, the Bank operates two banking offices and is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in the New River Valley area of Southwest Virginia. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing segment.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and cash equivalents

For purposes presenting in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks" and "interest-bearing deposits in banks".

Trading securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Securities held to maturity

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. Currently the Company has no securities held to maturity.

Securities available for sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Property and equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the following estimated useful lives:

                                                        Years
                                                        -----

         Buildings and land improvements             20 to 40
         Furniture and equipment                      5 to 10

Foreclosed properties

Real estate properties acquired through or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

Stock-based compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting has been applied.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Income Taxes, continued

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Business segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Comprehensive income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Company does not utilize interest-rate exchange agreements or interest-rate futures contracts.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt funds approximate their fair values.

Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amount of other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income (loss) and stockholders' equity previously reported were not affected by these reclassifications.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 2.  Restricted Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $284,000 and $316,000 for the periods including December 31, 2001 and 2000, respectively.

Note 3.  Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values (all available for sale) at December 31, follow:

                                                   Amortized        Unrealized       Unrealized           Fair
                                                     Cost              Gains           Losses             Value
                                               ---------------  ----------------  ---------------  ----------------
2001
   U. S. Government agency securities          $     2,108,450  $         38,530  $             -  $      2,146,980
   Mortgage-backed securities                        8,972,978            49,688           24,292         8,998,374
   Restricted equity securities                        365,708                 -                -           365,708
                                               ---------------  ----------------  ---------------  ----------------
                                               $    11,447,136  $         88,218  $        24,292  $     11,511,062
                                               ===============  ================  ===============  ================

2000
   U. S. Government agency securities          $    12,632,322  $         16,927  $       108,644  $     12,540,605
   State and local government securities               384,113               513                -           384,626
   Mortgage-backed securities                        2,001,033               998           20,337         1,981,694
   Restricted equity securities                        365,708                 -                -           365,708
                                               ---------------  ----------------  ---------------  ----------------
                                               $    15,383,176  $         18,438  $       128,981  $     15,272,633
                                               ===============  ================  ===============  ================

Investment securities with amortized cost of $6,980,407 and market value of $6,898,747 at December 31, 2000 were pledged as collateral on public deposits or for other banking purposes. At December 31, 2001 substantially all investment securities were pledged.

Gross realized gains and losses for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                                      2001             2000              1999
                                                                ----------------  ---------------  ----------------
Realized gains                                                  $              -  $             -  $            490
Realized losses                                                                -                -            (1,440)
                                                                ----------------  ---------------  ----------------
                                                                $              -  $             -  $           (950)
                                                                ================  ===============  ================

The amortized cost and approximate market value at December 31, 2001 of investment securities by scheduled maturity are shown below.

                                                                                          Available for Sale
                                                                                  ---------------------------------
                                                                                     Amortized           Fair
                                                                                       Cost              Value
                                                                                  ---------------  ----------------
Due in one year or less                                                           $     1,349,251  $      1,374,065
Due in one year through five years                                                      2,352,046         2,333,418
Due in five years through ten years                                                     1,754,609         1,771,337
Due after ten years                                                                     5,625,522         5,666,534
Restricted equity securities                                                              365,708           365,708
                                                                                  ---------------  ----------------
                                                                                  $    11,447,136  $     11,511,062
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 4.  Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2001 and 2000 are as follows:

                                                                                        2001             2000
                                                                                  ---------------  ----------------
Commercial                                                                        $    14,571,109  $     13,376,203
Real estate:
   Construction and land development                                                      208,718           232,133
   Farmland                                                                                61,338            68,162
   Residential, 1-4 families                                                           14,042,175        14,477,032
   Residential, multifamily                                                                     -                 -
   Nonfarm, nonresidential                                                                 61,968           744,908
Agricultural                                                                               20,000            40,000
Consumer:
   Credit cards and other revolving credit                                                475,111           523,637
   Other consumer                                                                       3,603,131         4,145,284
States and political subdivisions                                                               -                 -
Other                                                                                     441,626                 -
                                                                                  ---------------  ----------------
                                                                                       33,485,176        33,607,359

Net deferred loan fees                                                                    (81,317)          (98,503)
Allowance for loan losses                                                                (410,364)         (429,905)
                                                                                  ---------------  ----------------
                                                                                  $    32,993,495  $     33,078,951
                                                                                  ===============  ================

An analysis of the changes in the allowance for loan losses are as follows:

                                                                       2001             2000             1999
                                                                ----------------  ---------------  ----------------
Balance, beginning                                              $        429,905  $       321,574  $        372,574
                                                                ----------------  ---------------  ----------------

Loans charged off                                                        (87,181)         (34,044)         (224,292)
Recoveries                                                                    40            1,625                 -
                                                                ----------------  ---------------  ----------------
Net loans charged off                                                    (87,141)         (32,419)         (224,292)

Provision for loan losses                                                 67,600          140,750           173,292
                                                                ----------------  ---------------  ----------------
Balance, ending                                                 $        410,364  $       429,905  $        321,574
                                                                ================  ===============  ================

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, 2001 and 2000 is a follows:

                                                                                        2001             2000
                                                                                  ---------------  ----------------
Impaired loans without a valuation allowance                                      $        98,505  $        113,192
Impaired loans with a valuation allowance                                                  63,714           126,795
                                                                                  ---------------  ----------------
         Total impaired loans                                                     $       162,219  $        239,987
                                                                                  ===============  ================

Valuation allowance related to impaired loans                                     $        38,500  $         43,500
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 4.  Loans Receivable, continued

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2001, 2000 and 1999 (all approximate) is summarized below:

                                                                       2001             2000             1999
                                                                ----------------  ---------------  ----------------
Average investment in impaired loans                            $        179,633  $       169,037  $        234,231
                                                                ================  ===============  ================
Interest income recognized on impaired loans                    $          1,511  $        10,120  $          8,602
                                                                ================  ===============  ================
Interest income recognized on a cash basis on impaired loans    $          1,511  $         9,593  $          8,602
                                                                ================  ===============  ================

No additional funds are committed to be advanced in connection with impaired loans.

Note 5.  Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2001 and 2000, are as follows:

                                                                                        2001             2000
                                                                                  ---------------  ----------------
Land                                                                              $       280,000  $        280,000
Land improvements                                                                          51,492            51,492
Buildings                                                                               1,375,510         1,360,110
Furniture and equipment                                                                   792,518           749,281
                                                                                  ---------------  ----------------
                                                                                        2,499,520         2,440,883
Less accumulated depreciation                                                            (654,776)         (535,729)
                                                                                  ---------------  ----------------
                                                                                  $     1,844,744  $      1,905,154
                                                                                  ===============  ================

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $119,047, $122,807 and $144,438, respectively.

Note 6.  Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $5,446,339 and $4,741,767, respectively. At
December 31, 2001, the scheduled maturities of time deposits (in thousands) are as follows:

               Three months or less               $        3,127
               Four months to one year                    10,711
               Two to three years                          5,524
               Four to five years                          1,349
                                                  --------------
                                                  $       20,711
                                                  ==============
Note 7.  Short-term Debt

Short-term debt consists of federal funds purchased and advances from the Federal Home Loan Bank, which generally mature within one to four days from the transaction date, and other short-term borrowings. Additional information at December 31, 2001 and 2000 and for the years then ended is summarized below:

                                                                                        2001              2000
                                                                                  ---------------  ----------------
Outstanding balance at December 31                                                $             -  $         18,000
                                                                                  ===============  ================
Year-end weighted averaged rate                                                                 -              6.55%
                                                                                  ===============  ================
Daily average outstanding during the year                                         $       182,778  $        162,240
                                                                                  ===============  ================
Average rate for the year                                                                    2.52%             6.58%
                                                                                  ===============  ================
Maximum outstanding at any month-end during the year                              $     2,000,000  $        528,000
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 7.  Short-term Debt, continued

At December 31, 2001, the Bank had established lines of credit totaling $2,000,000 with various correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to ten percent of bank assets from the Federal House Loan Bank of Atlanta, subject to the pledging of specific collateral. There were no amounts outstanding under these arrangements at December 31, 2001 or 2000.

Note 8.  Other Borrowed Funds

Other borrowed funds consist of a mortgage note payable in monthly installments of $1,115 including interest at 5.67%. This note is secured by certain real estate. Annual requirements to repay this debt are as follows:

                      2002                    $    7,134
                      2003                         7,549
                      2004                         7,988
                      2005                         8,453
                      2006                         8,954
                      After                       73,423
                                              ----------
                                              $  113,501
                                              ==========

Note 9.  Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                       December 31, 2001                  December 31, 2000
                                                 -------------------------------  ---------------------------------
                                                    Carrying           Fair           Carrying            Fair
                                                     Amount            Value           Amount             Value
                                                 -------------    --------------  ---------------  ----------------
Financial assets
  Cash and cash equivalents                      $        4,132   $        4,132  $         2,307  $          2,307
  Federal funds sold                                      1,495            1,495               50                50
  Securities, available-for-sale                         11,511           11,511           14,907            14,907
  Loans, net of allowance for loan losses                32,993           33,855           33,079            32,715

Financial liabilities
  Deposits                                               44,629           44,884           46,221            44,813
  Federal funds purchased                                     -                -               18                18
  Other borrowed funds                                      114              114              120               109

Off-balance-sheet assets (liabilities)
  Commitments to extend credit and
   standby letters of credit                                  -                -                -                 -

Note 10.  Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

                                                                       2001             2000             1999
                                                                ----------------  ---------------  ----------------
Net income (income available
  to common shareholders)                                       $        569,269  $       401,174  $         29,438
                                                                ================  ===============  ================

Weighted average common shares outstanding                               926,399          926,399           926,399
Effect of dilutive securities, options                                         -           46,212            22,277
                                                                ----------------  ---------------  ----------------
Weighted average common shares outstanding, diluted                      926,399          972,611           948,676
                                                                ================  ===============  ================

Basic earnings per share                                        $            .61  $           .43  $            .03
                                                                ================  ===============  ================
Diluted earning per share                                       $            .61  $           .41  $            .03
                                                                ================  ===============  ================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 11.  Employee Benefit Plans

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed one year of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of Board of Directors. The Bank made contributions of $2,948, $2,678, and $2,586 for the years ended December 31, 2001, 2000 and 1999.

Note 12.  Common Stock

The Company has adopted a stock option plan under which up to 344,375 shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, or restricted stock, provided that the total number of shares issuable pursuant to incentive stock options may not be more than 62,500 without shareholder approval. Termination of restrictions on any restricted stock granted and expiration of any non-incentive stock options granted are controlled by the terms of each individual grant. Incentive stock options expire no more than 10 years from the date of grant. Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than 80% of fair market value on each option's respective date of grant. Vesting of options, if not immediately exercisable, is determined in accordance with the terms of each option granted.

Activity under the plan during the years ended December 31, 2001, 2000 and 1999 is summarized below:

                                                                Granted and Outstanding
                                          --------------------------------------------------------------------
                                              Available         Incentive      Non-incentive
                                                 for              Stock           Stock          Restricted
                                                Grant            Options         Options           Stock
                                          ---------------  ----------------  ---------------  ----------------
Balance December 31, 1998                         118,742                 -          225,633                 -
                                          ---------------  ----------------  ---------------  ----------------

Granted                                            (5,660)                -            5,660                 -
Exercised                                               -                 -                -                 -
                                          ---------------  ----------------  ---------------  ----------------
Balance December 31, 1999                         113,082                 -          231,293                 -
                                          ---------------  ----------------  ---------------  ----------------

Granted                                            (5,692)                -            5,692                 -
Exercised                                               -                 -                -                 -
                                          ---------------  ----------------  ---------------  ----------------
Balance December 31, 2000                         107,390                 -          236,985                 -
                                          ---------------  ----------------  ---------------  ----------------

Granted                                            (5,222)                             5,222
Exercised                                               -                                  -
                                          ---------------  ----------------  ---------------  ----------------
Balance December 31, 2001                         102,168                            242,207
                                          ===============  ================  ===============  ================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 12.  Common Stock, continued

Additional information relating to the plan is listed below:

                                                                    2001          2000          1999
                                                                -----------   ------------  ------------
Outstanding options at December 31
   Exercise price, beginning of the year/(1)/                   $      8.05   $      8.06   $       8.03
   Exercise price, end of the year/(1)/                         $      8.04   $      8.05   $       8.06
   Range of exercise prices:
     From                                                       $      7.50   $      8.00   $       8.00
     To                                                         $      9.13   $      9.13   $       9.13
   Remaining contractual life in months/(1)/                             47            60             70
   Exercisable options                                              242,207       236,985        231,293

Weighted average exercise price of options
   Granted during the year                                      $      7.50   $      8.00   $       9.13
   Exercised during the year                                    $         -   $         -   $          -
   Forfeited during the year                                    $         -   $         -   $          -
   Expired during the year                                      $         -   $         -   $          -

Significant assumptions used in determining fair value
   Risk-free interest rate                                            2.00%         5.25%          6.00%
   Expected life in years                                                10            10             10
   Expected dividends                                                 0.00%          0.0%           0.0%
   Expected volatility                                                28.8%         25.8%           5.0%

Grant-date fair value
   Options granted during the year                              $    32,097   $    27,120   $     28,612
   Restricted stock awards granted during the year              $         -   $         -   $          -

Results of operations
   Compensation cost recognized in income for
     all stock-based compensation awards                        $         -   $         -   $          -
                                                                ===========   ===========   ============
   Pro forma net income/(2)/                                    $   537,172   $   374,054   $        826
                                                                ===========   ===========   ============
   Pro forma earnings per common share/(2)/                     $        58   $        40   $         00
                                                                ===========   ===========   ============





__________________________________
/(1)/    Weighted average
/(2)/ As if the fair value based method prescribed by SFAS No. 123 has been applied.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 13.  Income Taxes

Operating loss and carryforwards

The Company has loss carryforwards of approximately $96,000 for Federal income tax purposes that may be used to offset future taxable income. If not previously utilized, the Federal loss carryforwards will expire between 2008 and 2012. Management expects to fully utilize the carryforwards in 2002.

Current and deferred income tax components

The components of income tax expense (all Federal) are as follows:

                                                                       2001             2000              1999
                                                                ----------------  ---------------  ----------------
Current                                                         $              -  $             -  $              -
Deferred                                                                 196,660          133,433            13,794
Deferred tax asset valuation allowance change                           (196,660)        (133,433)          (13,794)
                                                                ----------------  ---------------  ----------------
                                                                $              -  $             -  $              -
                                                                ================  ===============  ================

Rate reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate expense included in the consolidated statement of operations follows:

                                                                       2001             2000              1999
                                                                ----------------  ---------------  ----------------
Tax at statutory federal rate                                   $        193,551  $       136,399  $         10,009
Other                                                                      3,109           (2,966)            3,785
Deferred tax asset valuation allowance change                           (196,660)        (133,433)          (13,794)
                                                                ----------------  ---------------  ----------------
                                                                $              -  $             -  $              -
                                                                ================  ===============  ================

Deferred tax analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2001 and 2000 are summarized as follows:

                                                                                        2001              2000
                                                                                  ---------------  ----------------
Deferred tax assets
   Allowance for loan losses                                                      $        98,087  $        110,266
   Net operating losses                                                                    32,538           205,835
   Deferred fee income                                                                     27,648            33,491
   Contributions                                                                              349             2,627
   Accrued expenses                                                                             -             1,003
                                                                                  ---------------  ----------------
     Deferred tax assets                                                                  158,622           353,222
                                                                                  ---------------  ----------------

Deferred tax liabilities

   Accretion of discount on investment securities                                          (4,055)           (2,491)
   Depreciation                                                                           (89,056)          (88,560)
                                                                                  ---------------  ----------------
     Deferred tax liabilities                                                             (93,111)          (91,051)
                                                                                  ---------------  ----------------

         Deferred tax asset valuation allowance                                           (65,511)         (262,171)
                                                                                  ---------------  ----------------
         Net deferred tax asset                                                   $             -  $              -
                                                                                  ===============  ================

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 14.  Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments.

A summary of the Bank's commitments at December 31, 2001 and 2000 are as follows:

                                                     2001             2000
                                               ---------------  ----------------

Commitments to extend credit                   $     6,663,000  $      5,206,000
Standby letters of credit                                    -                 -
                                               ---------------  ----------------
                                               $     6,663,000  $      5,206,000
                                               ===============  ================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Litigation

Community National Bank (the Bank), the wholly-owned subsidiary of CNB Holdings, Inc., is the defendant in a suit pending in the United States District Court for the Western District of Virginia, Roanoke Division. The suit sought to recover for losses arising from an apparent check-kiting scheme engaged in by a mutual customer.

The parties involved have agreed in principal to a proposed settlement, subject to negotiation of a definitive settlement agreement. The terms of the settlement are to remain confidential. However, the impact of the settlement is not material to the consolidated financial statements of CNB Holdings, Inc.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 14.  Commitments and Contingencies, continued

Concentrations of credit risk

Substantially all of the Bank's loans, commitments to extend credit and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank's primary focus is toward consumer oriented and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 15.  Regulatory Restrictions

Dividends

The Company's dividend payments (when available) will be made primarily from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. At December 31, 2001, there were no retained net profits free of such restriction. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Capital requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in regulations. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 15.  Regulatory Restrictions, continued

The Company's actual capital amounts and ratios are also presented in the table.

                                                                                                    Minimum
                                                                                                  To Be Well
                                                                        Minimum                Capitalized Under
                                                                        Capital                Prompt Corrective
                                            Actual                     Required                Action Provisions
                                 -------------------------     -------------------------    ----------------------
                                    Amount          Ratio         Amount          Ratio        Amount       Ratio
                                 -----------      --------     -----------       -------    ------------   -------
December 31, 2001
   Total capital to risk-
    weighted assets:
     Consolidated                $ 7,660,219        24.1%      $ 2,542,861         8.0%             n/a       n/a
     Bank only                   $ 5,334,451        17.0%      $ 2,518,389         8.0%     $ 3,147,987     10.0%

   Tier 1 capital to risk-
    weighted assets:
     Consolidated                $ 7,249,854        22.8%      $ 1,271,431         4.0%             n/a       n/a
     Bank only                   $ 4,940,990        15.7%      $ 1,259,195         4.0%     $ 1,888,612      6.0%

   Tier 1 capital to average
    assets:
     Consolidated                $ 7,249,854        13.5%      $ 2,150,635         4.0%             n/a       n/a
     Bank only                   $ 4,940,990         9.3%      $ 2,136,635         4.0%     $ 2,670,794      5.0%

December 31, 2000
   Total capital to risk-
    weighted assets:
     Consolidated                $ 7,086,681        21.8%      $ 2,600,617         8.0%             n/a       n/a
     Bank only                   $ 4,781,326        15.0%      $ 2,550,461         8.0%     $ 3,188,076     10.0%

   Tier 1 capital to risk-
    weighted assets:
     Consolidated                $ 6,680,585        10.5%      $ 2,544,985         4.0%             n/a       n/a
     Bank only                   $ 4,382,804        13.8%      $ 1,275,230         4.0%     $ 1,912,846      6.0%

   Tier 1 capital to average
    assets:
     Consolidated                $ 6,680,585        13.1%      $ 2,039,873         4.0%             n/a       n/a
     Bank only                   $ 4,382,804         8.7%      $ 2,021,719         4.0%     $ 2,527,149      5.0%

Inter-company transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $500,000 at December 31, 2001. No 23A transactions existed at December 31, 2001 or 2000.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 16.  Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate loan transactions with related parties were as follows:

                                                    2001             2000
                                              ---------------  ----------------

Balance, beginning                            $     1,879,468  $      1,926,852

Change in relationship                                                  (29,127)
New loans and advances                              1,122,738         1,321,894
Repayments                                         (1,155,256)       (1,340,151)
                                              ---------------  ----------------
Balance, ending                               $     1,846,950  $      1,879,468
                                              ===============  ================

Note 17.  Parent Company Financial Information

Condensed financial information of CNB Holdings, Inc. is presented as follows:

                                 Balance Sheets
                           December 31, 2001 and 2000

                                                                                        2001              2000
                                                                                  ---------------  ----------------
Assets

   Cash and due from banks                                                        $         3,527  $      1,646,720
   Interest-bearing deposits                                                            2,000,000                 -
   Loans, net of allowance of $1,574
    and $7,574 in 2001 and 2000                                                           304,325           645,229
   Investment in subsidiary bank at equity                                              5,002,537         4,272,261
   Other assets                                                                             3,391             5,833
                                                                                  ---------------  ----------------
         Total assets                                                             $     7,313,780  $      6,570,043
                                                                                  ===============  ================

Liabilities
   Accounts payable and other liabilities                                         $             -  $              -
                                                                                  ---------------  ----------------

Stockholders' equity
   Common stock                                                                         4,631,995         4,631,995
   Surplus                                                                              2,803,782         2,803,782
   Retained deficit                                                                      (185,923)         (755,192)
   Unrealized appreciation on subsidiary's investment
    securities available for sale                                                          63,926          (110,542)
                                                                                  ---------------  ----------------
         Total stockholders' equity                                                     7,313,780         6,570,043
                                                                                  ---------------  ----------------
         Total liabilities and stockholders' equity                               $     7,313,780  $      6,570,043
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 17.  Parent Company Financial Information, continued

                            Statements of Operations
                  Years ended December 31, 2001, 2000 and 1999

                                                                      2001              2000             1999
                                                                ----------------  ---------------  ----------------
Income
   Interest on loans                                            $         18,034  $        48,895  $         56,501
   Interest income on deposits                                            33,085                -                 -
                                                                ----------------  ---------------  ----------------
                                                                          51,119           48,895            56,501
                                                                ----------------  ---------------  ----------------
Expenses
   Professional fees                                                      23,945           19,735            19,006
   Other expenses                                                         13,713           37,638            43,373
                                                                ----------------  ---------------  ----------------
       Total expenses                                                     37,658           57,373            62,379
                                                                ----------------  ---------------  ----------------
       Income (loss) before tax benefit and equity
        in undistributed income of subsidiary                             13,461           (8,478)           (5,878)

Federal income tax benefit                                                     -                -                 -
                                                                ----------------  ---------------  ----------------
       Loss before equity in undistributed income of
        subsidiary                                                        13,461           (8,478)           (5,878)

Equity in undistributed income of subsidiary                             555,808          409,652            35,316
                                                                ----------------  ---------------  ----------------
       Net income                                               $        569,269  $       401,174  $         29,438
                                                                ================  ===============  ================

                            Statements of Cash Flows
                  Years ended December 31, 2001, 2000 and 1999

                                                                       2001             2000             1999
                                                                ----------------  ---------------- ----------------
Cash flows from operating activities
   Net income                                                   $        569,269  $       401,174  $         29,438
   Adjustments:
      Loan loss provision                                                                       -                 -
      Depreciation and amortization                                                             -            10,299
      Increase in equity in undistributed income of subsidiary          (555,808)        (409,652)          (35,316)
      (Increase) decrease in other assets                                  2,442              644             1,757
      Increase (decrease) in other liabilities                                 -                -            (8,000)
                                                                ----------------  ---------------  -----------------
          Net cash provided (used) by operating activities                15,903           (7,834)           (1,822)
                                                                ----------------  ---------------  ----------------

Cash flows from investing activities
   Investment in subsidiary                                                    -                -          (757,000)
   Net (increase) decrease in loans                                      340,904          (75,568)          180,158
                                                                ----------------  ---------------  ----------------
          Net cash provided (used) by investing activities               340,904          (75,568)         (576,842)
                                                                ----------------  ---------------  ----------------

Cash flows from financing activities                                           -                -                 -
                                                                ----------------  ---------------  ----------------
          Increase (decrease) in cash and due from banks                 356,807          (83,402)         (578,664)

Cash and cash equivalents, beginning                                   1,646,720        1,730,122         2,308,786
                                                                ----------------  ---------------  ----------------
Cash and cash equivalents, ending                               $      2,003,527  $     1,646,720  $      1,730,122
                                                                ================  ===============  ================

[LETTERHEAD LARROWE & COMPANY, P.L.C CPAS AND CONSULTANTS]


                          Independent Auditor's Report

Board of Directors and Stockholders
CNB Holdings, Inc.
Pulaski, Virginia

We have audited the consolidated balance sheets of CNB Holdings, Inc. and subsidiary (Community National Bank) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



Larrowe & Company, PLC


Galax, Virginia
January 24, 2002, except for Note 14 as to which the date is February 25, 2002.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

The Consolidated Financial Statements include the financial information of the Company and the Bank. As the Bank represents substantially all of the Company's activities, comparative discussions of consolidated versus non-consolidated financial statements are unnecessary.

The Company is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between the Company and either the OCC or the Federal Reserve Board, nor has either regulatory agency made any recommendations concerning the operations of the Company that could have a material effect on its liquidity, capital resources or results of operations.

Overview

The Company commenced operations on March 8, 1993, while the Bank began operations on August 29, 1994. The Company's sole subsidiary, the Bank, operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income.

The size of the Company remained relatively constant in 2001, 2000 and 1999 as assets decreased 1%, increased 2% and decreased 3% in those years respectively. Total deposits decreased to $44.6 million at December 31, 2001 or 3% for the year. Total deposits were $46.2 million at December 31, 2000 compared to $45.7 million at December 31, 1999. The Company's net loans decreased $85,000 in 2001 to $33.0 million, and increased 5% in 2000 to $33.1 million. Loans remained constant at $31.6 million in 1999.

Merger Activities

On July 11, 2000, the Company ("CNB") announced plans to affiliate with FNB Corporation ("FNB"), a bank holding company headquartered in Christiansburg, Virginia. By mutual agreement the merger plan was terminated during 2001.

Litigation

Community National Bank (the Bank), the wholly-owned subsidiary of CNB Holdings, Inc., is the defendant in a suit pending in the United States District Court for the Western District of Virginia, Roanoke Division. The suit sought to recover for losses arising from an apparent check-kiting scheme engaged in by a mutual customer.

The parties involved have agreed in principal to a proposed settlement, subject to negotiation of a definitive settlement agreement. The terms of the settlement are to remain confidential. However, the impact of the settlement is not material to the consolidated financial statements of CNB Holdings, Inc.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Net Interest Income

Net interest income, the principal source of income for the Company and the Bank, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The preceding table presents the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and stockholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of this table and other statistical disclosures were calculated by using the daily average balances.

During 2001, interest income decreased $81,000 to $3.7 million from $3.8 million in 2000. 2000 interest income increased $123,000, or 3.4% over 1999. Interest income for 1999 was $3.5 million. The decrease in 2001 was due to the declining interest rate environment during the year. The increases in interest income during 2000 and 1999 are due to increases in yields on average interest-earning assets while the amount of these assets remained relatively constant. Average earning assets were $49.7 million during 2001 and $46.5 million during 2000 and 1999. Yields on interest-earning assets during 2001, 2000 and 1999 were within a range of 69 basis points. Those yields were 7.42%, 8.11% and 7.83%, respectively. These changes are due primarily to changes in the interest rate environment and a shift in mix towards higher yielding loans.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 8.52%, 8.71% and 8.64% in 2001, 2000 and 1999, respectively, reflecting the change in the overall interest rate environment.

Interest expense was $1.6 million in 2001, a significant decrease of 12.6% from 2000. Interest expense was $1.9 million in 2000, a slight increase of 2.2% over 1999. Interest expense was $1.8 million in 1999. The reduction in 2001 was due to the rapidly declining interest rate environment present during the year. The slight increases in 2000 and 1999 were due to increases in average interest-bearing liabilities during the past three years. Average interest-bearing liabilities were $43.0, $42.0 and $40.1 million during 2001, 2000 and 1999, respectively. The average rate paid on these liabilities decreased to 3.81% in 2001. This represents a decrease of 65 basis points from 2000. During 2000 the average rate paid on interest-bearing liabilities was 4.46%, a decrease of 10 basic points from 4.56% paid in 1999. These changes in cost of funds mirror the rate environment the past three years.

Net interest income increased $154,000, or 8.2% in 2001 to $2.1 million. Net interest income remained relatively constant during 2000 and 1999 and $1.9 and $1.8 million, respectively. These increases were due to increases in the net interest margin. Net interest margin increased to 4.13% in 2001 from 4.08% in 2000 and 3.90% in 1999.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

             Net Interest Income and Average Balances (thousands)/(1)/

                                                          Years Ended December 31,
                              --------------------------------------------------------------------------------------
                                          2001                           2000                        1999
                              --------------------------   ---------------------------  ----------------------------

                                          Interest                   Interest                    Interest
                                 Average  Income/  Yield/   Average  Income/  Yield/   Average   Income/   Yield/
                                 Balance  Expense   Cost    Balance  Expense   Cost    Balance   Expense    Cost
                                 -------  -------  ------   -------  -------  ------   -------   -------   ------
Interest-earning assets:
  Investment securities          $13,898  $   770    5.54%  $14,267  $   973    6.82%  $13,515   $   831     6.15%
  Federal funds sold               2,766      103    3.72       517       35    6.77     1,080        57     5.28
  Loans, net                      33,014    2,816    8.52    31,719    2,762    8.71    31,950     2,760     8.64
                                 -------  -------  ------   -------  -------  ------   -------   -------   ------
  Total interest-earning assets   49,678    3,689            46,503    3,770            46,545     3,648
                                 -------  -------           -------  -------           -------   -------
Yield on average
    interest-earning assets                          7.42%                      8.11%                        7.83%
                                                   ======                     ======                       ======

Noninterest-earning assets:
  Cash and due from banks          2,895                      3,011                      3,294
  Premises and equipment           1,873                      1,961                      1,957
  Interest receivable and other      341                        360                        416
                                 -------                    -------                    -------
   Total noninterest-earning
    assets                         5,109                      5,332                      5,667
                                 -------                    -------                    -------
   Total assets                  $54,787                    $51,835                    $52,212
                                 =======                    =======                    =======

Interest-bearing liabilities:
  Demand deposits                $13,692      337    2.46%  $14,417      538    3.73%  $11,052       465     4.21%
  Savings deposits                 8,936      232    2.59     8,584      294    3.42     7,414       239     3.22
  Time deposits                   20,032    1,058    5.28    18,664    1,022    5.48    21,370     1,109     5.20
  Federal funds purchased             24        1    4.16       162       11    6.79       146        11     7.53
  Other borrowed funds               276        9    3.26       123        7    5.69       129         7     5.43
                                 -------  -------  ------   -------  -------  ------   -------   -------   ------
   Total interest-bearing
     liabilities                  42,960    1,637            41,950    1,872            40,111     1,831
                                 -------  -------           -------  -------           -------   -------
   Cost of average
    interest-bearing liabilities                     3.81%                      4.46%                        4.56%
                                                   ======                     ======                       ======

Noninterest-bearing liabilities:
  Demand deposits                  4,729                      3,730                      5,711
  Interest payable and other         169                        143                        374
                                 -------                    -------                    -------
   Total noninterest-bearing
    liabilities                    4,898                      3,873                      6,085
                                 -------                    -------                    -------
   Total liabilities              47,858                     45,823                     46,196

Stockholders' equity               6,929                      6,012                      6,016
                                 -------                    -------                    -------
  Total liabilities and
   stockholders' equity          $54,787                    $51,835                    $52,212
                                 =======                    =======                    =======

   Net interest income                    $ 2,052                    $ 1,898                     $ 1,817
                                          =======                    =======                     =======

   Net yield on
    interest-earning assets                          4.13%                      4.08%                        3.90%
                                                   ======                     ======                       ======

-----------------
(1)    Income and yields are computed on a tax equivalent basis.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The effects of changes in volumes and rates on net interest income for various periods are shown in the following table.

                    Rate/Volume Variance Analysis (thousands)

                                 2001 Compared to 2000      2000 Compared to 1999       1999 Compared to 1998
                                 ---------------------      ---------------------       ---------------------
                               Interest                   Interest                   Interest
                               Interest      Variance     Interest     Variance      Interest     Variance
                               Income/   Attributable To  Income/   Attributable To  Income/   Attributable To
                               Expense   ---------------  Expense  ----------------  Expense  ----------------
                               Variance   Rate   Volume   Variance  Rate    Volume   Variance  Rate    Volume
                               --------  ------ --------  -------- ------  --------  -------- ------  --------
Interest-earning assets:
   Taxable investment
securities                      $(203)   $(178)   $ (25)   $ 142    $  96    $  46    $  31    $  34    $  (3)
   Federal funds sold              68      (84)     152      (22)       8      (30)    (161)       -     (161)
   Loans                           54      (59)     113        2       22      (20)     437     (156)     593
                                -----    -----    -----    -----    -----    -----    -----    -----    -----
     Total                        (81)    (321)     240      122      126       (4)     307     (122)     429
                                -----    -----    -----    -----    -----    -----    -----    -----    -----

Interest-bearing liabilities:
   Demand deposits               (201)    (174)     (27)      73      (69)     142      (41)      31      (72)
   Savings deposits               (62)     (74)      12       55       17       38       30      (27)      57
   Time deposits                   36      (39)      75      (87)      54     (141)      14      (68)      82
   Short-term borrowings           (8)      (9)       1        -       (1)       1       14        3       11
                                -----    -----    -----    -----    -----    -----    -----    -----    -----
       Total                     (235)    (296)      61       41        1       40       17      (61)      78
                                -----    -----    -----    -----    -----    -----    -----    -----    -----
        Net interest income     $ 154    $ (25)   $ 179    $  81    $ 125    $ (44)   $ 290    $ (61)   $ 351
                                =====    =====    =====    =====    =====    =====    =====    =====    =====

Provision for Loan Losses

The provision for loan losses is charged to income in an amount necessary to maintain an allowance for loan losses adequate to provide for expected losses in the Bank's loan portfolio. The level of the allowance for loan losses is determined by management's assessment of a variety of factors, including the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook. Loan losses and recoveries are charged or credited directly to the allowance for loan losses.

The provision for loan losses was $68,000 in 2001. This is a 52% decrease from 2000. The provision for loan losses was $141,000 in 2000, down 18% from 1999. Management increased the provision for loan losses to $173,000 in 1999. The increase in the loan loss provision in 1999 was made because of increased charge-offs in the loan portfolio. The Bank's allowance for loan losses as a percentage of gross loans was 1.2% at the end of 2001 and 1.3% and 1.0% at the end of 2000 and 1999, respectively. Additional information regarding loan loss provisions is discussed in "Nonperforming and Problem Assets."

Noninterest Income

Noninterest income consists of revenues generated from a variety of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds, checks and fees charged for non-deposit services. Noninterest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees and secondary market mortgage loan origination fees. A portion of noninterest income is gains on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank's liquidity or interest rate risk positions.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

During 2001, noninterest income increased 30.1% to $406,000. During 2000, noninterest income increased $47,000 to $312,000. Noninterest income decreased 3.6% to $265,000 during 1999. The majority of the increase in noninterest income in 2001 and 2000 was due to increased service charges on deposit accounts due to an increased fee structure and increased ATM and check cashing fees. Also, in 1998 the bank began originating home mortgages for placement in the secondary market and received $31,000, $12,000 and $28,000 in fee income in 2001, 2000 and 1999, respectively.

The Bank's fee structure is reviewed annually to determine if adjustments to fees are warranted. The last fee adjustment was made in the fourth quarter of 1999. Management believes that the current fee structure is competitive in the Bank's market. The sources of noninterest income for the past three years are summarized in the table below.

                    Sources of Noninterest Income (thousands)

                                                               Years Ended December 31,
                                                 -------------------------------------------------
                                                     2001              2000                1999
                                                 --------------    --------------    -------------
Service charges in deposit accounts              $         215      $       182     $         172
Gain on sale of investment securities                        -                -                (1)
Mortgage loan origination fees                              31               12                28
Administration fees                                         34               30                13
Rent                                                        20               20                20
Other                                                      106               88                53
                                                 --------------    -------------     -------------
   Total noninterest income                      $         406      $       312      $        265
                                                 ==============    =============     =============

Noninterest Expense

Noninterest expense increased 9.2% to $1.8 million during 2001. Noninterest expense decreased 11.2% in 2000 to $1.7 million, a reduction of $211,000 from 1999. Noninterest expense was $1.9 million in 1999. The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 74% in 2001, 75% in 2000 and 90% in 1999.

Total personnel expenses, the largest component of noninterest expense increased 3.6% to $744,000 during 2001. Those expenses decreased $75,000, or 9.5% in 2000 to $718,000 and increased $45,000 or 6.0% during 1999. These fluctuations in expense are due to an effort by Company management to enhance compensation for key employees during 1999 and a decrease in the number of employees as a result on increased efficiencies during 2000 and 2001. Total full time equivalent employees were 22, 20 and 25 at December 31, 2001, 2000 and 1999. Management expects the number of full-time equivalent employees to remain constant through 2002.

Combined occupancy and furniture and equipment expense remained relatively constant at $247,000 during 2001 and $248,000 during 2000, $252,000 during 1999.

Professional services expense, fees paid to attorneys, independent auditors, consultants and bank examiners increased to $169,000 during 2001 from $86,000 and $80,000 during 2000 and 1999. The primary reason for the increase during 2001 is legal fees related to defending the law suite discussed under "litigation" on page 24.

Data processing services consisting primarily of account processing, credit card processing fees, and product licensing fees increased $32,000 to $260,000 in 2001. Those expenses increased $24,000 or 11.8% during 2000 to $228,000 and 27.3% during 1999. The increase in 2001 is mainly to a new data processing contract. These fees relate directly to the number of accounts serviced and transactions processed. Management expects these expenses to continue to increase as the Bank grows.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

During 2000, management made a focused effort to reduce noninterest expense and was successful. Noninterest expense has historically increased and will most likely continue to increase as the Bank grows. However, as the Bank becomes more mature, growth in net interest income will outpace growth in noninterest expense. Accordingly, management believes the Bank's overhead ratio will continue to improve. The primary elements of noninterest expense for the past three years are as summarized in the following table.

                   Sources of Noninterest Expense (thousands)

                                                                   Years Ended December 31,
                                                    --------------------------------------------------
                                                        2001                2000                1999
                                                    --------------      -----------     --------------
Salaries and wages                                  $          639      $       619     $          686
Employee benefits                                              105               99                107
                                                    --------------      -----------     --------------
   Total personnel expense                                     744              718                793

Occupancy expense                                              144              146                139
Furniture and equipment                                        103              102                113
Data processing                                                260              228                204
Printing and supplies                                          108              115                132
Professional services                                          169               86                 80
Postage                                                         52               41                 44
Telephone                                                       24               24                 23
Dues and subscriptions                                           7                8                 12
Directors fees                                                  41                -                  -
Education and seminars                                          13                6                 17
Advertising and public relations                                19               21                 46
Insurance expense                                               26               13                 33
Regulatory assessments                                          41               53                 45
Stock transfer agent fees                                        -               13                  7
Amortization of organizational cost                              -                -                 18
Year 2000 testing                                                -                -                 28
Other operating expense                                         71               94                145
                                                    --------------      -----------     --------------
   Total noninterest expenses                       $        1,822      $     1,668     $        1,879
                                                    ==============      ===========     ==============

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company's deferred income tax benefits and liabilities are the result of temporary differences in loss carryforwards, provisions for loan losses, valuation reserves, depreciation, deferred income, and investment security discount accretion.

Net deferred income tax assets of $66,000, $262,000 and $395,000 at December 31, 2001, 2000, and 1999, respectively, are offset by a valuation allowance. Accordingly, no income tax expense or benefit was reported during the past three years. Management expects the Company to begin to incur income tax expense during 2002.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Earning Assets

Average earning assets increased 6.8% to $49.7 million during 2001. Average earning assets were $46.5 million during 2000 and 1999. The percent of average earning assets to total assets has not changed significantly during the past three years. The ratio was 90.7%, 89.7% and 89.2% during 2001, 2000, and 1999, respectively. The mix of average earning assets did not change materially during the past three years. A summary of average assets is shown in the following table.

                          Average Asset Mix (thousands)

                                                                       Years Ended December 31,
                                                   ----------------------------------------------------------------
                                                           2001                  2000                  1999
                                                   -------------------   -------------------   --------------------
                                                    Average               Average               Average
                                                    Balance    Percent    Balance    Percent    Balance    Percent
                                                   --------   --------   ---------  --------   ---------  ---------
Earnings assets:
   Loans, net                                      $ 33,014     60.25%   $  31,719    61.19%   $  31,950     61.19%
   Investment securities                             13,898     25.36       14,267    27.52       13,515     25.88
   Federal funds sold and other                       2,766      5.04          517     1.00        1,080      2.08
                                                   --------   -------    ---------  -------    ---------  --------
   Total earning assets                              49,678     90.65       46,503    89.71       46,545     89.15
                                                   --------   -------    ---------  -------    ---------  --------

Nonearning assets:
   Cash and due from banks                            2,895      5.28        3,011     5.81        3,294      6.31
   Premises and equipment                             1,873      3.42        1,961     3.78        1,957      3.75
   Other assets                                         341       .65          360      .70          416       .79
                                                   --------   -------    ---------  -------    ---------  --------
   Total nonearning assets                            5,109      9.35        5,332    10.29        5,667     10.85
                                                   --------   -------    ---------  -------    ---------  --------
   Total assets                                    $ 54,787    100.00%   $  51,835   100.00%   $  52,212    100.00%
                                                   ========   =======    =========  =======    =========  ========

Loans

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including the low- and moderate-income areas. The Bank's market area is generally defined to be all or portions of Pulaski County, Virginia and the City of Radford, Virginia. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans.

Net loans consist of total loans less unearned income and the allowance for loan losses. Average net loans increased 4.0% to $33.0 million during 2001 and decreased less than 1% during 2000 to $31.7. Average net loans increased 25.5% to $32.0 million in 1999. The increase in average net loans outstanding during the past years is due to the efforts of the Bank's management, increases in loan demand and to the Bank's growing reputation in the community. Loan growth has slowed during 2001 and 2000 as a result of decreased loan demand as a result of the slowing economy and management's focus on higher profitability instead of growth.

A significant portion of the loan portfolio, $14.4 million or 42.9%, is made up of loans secured by various types of real estate. Total loans secured by one to four family residential properties represented 41.9% and 43.1% of total loans at the end of 2001 and 2000, respectively. Loans for commercial and business purposes increased 8.9% during 2001 to $14.6 million and increased 6.5% to $13.4 million at the end of 2000 compared to 1999 year end numbers. The amounts of loans outstanding by type at December 31, 2001 and 2000 are shown in the following table.

Management's Discussion and Analysis

-------------------------------------------------------------------------------

                       Loan Portfolio Summary (thousands)

                                                        December 31, 2001                December 31, 2000
                                                   -------------------------        ---------------------------
                                                       Amount          %               Amount               %
                                                   -------------  ----------        -------------    ----------
Construction and development                       $         209       0.62%        $        232           .69%
Farmland                                                      61       0.18                   68           .20
1-4 family residential                                    14,042      41.94               14,477         43.08
Nonfarm, nonresidential                                       62       0.19                  745          2.22
                                                   -------------  ---------         ------------        ------
Total real estate                                         14,374      42.93               15,522         46.19

Agricultural                                                  20       0.06                   40           .12
Commercial and industrial                                 14,571      43.52               13,376         39.80
Credit cards and other revolving credit                      475       1.42                  524          1.56
Other consumer                                             3,603      10.76                4,145         12.33
Other                                                        442       1.31                    -             -
                                                   -------------  ---------         ------------     ---------
         Total                                     $      33,485     100.00%        $     33,607        100.00%
                                                   =============  =========         ============     =========

The loan maturity distribution as of December 31, 2001 is set forth in the following table.

                     Maturity Schedule of Loans (thousands)

                                                                     December 31, 2001
                                          ----------------------------------------------------------------------
                                           Commercial
                                          Financial and       Real                                 Total
                                                                                      --------------------------
                                           Agriculture       Estate         Others         Amount        %
                                          -------------   -----------   ------------   ------------  -----------
Total loans:
   One year or less                       $      5,032    $     2,000   $        985   $      8,017       23.94%
   Over one to three years                       5,074          6,393          1,214         12,681       37.87
   Over three to five years                      4,067          4,389          2,065         10,521       31.42
   Over five years                                 418          1,592            256          2,266        6.77
                                          ------------    -----------   ------------   ------------  ----------
         Total loans                      $     14,591    $    14,374   $      4,520   $     33,485      100.00%
                                          ============    ===========   ============   ============  ==========

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases, to fund loans, to meet the Bank's interest rate sensitivity goals, and to generate income.

Securities are classified as securities held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization or premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders' equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The entire securities portfolio is classified as available for sale.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, U.S. Government agency and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with that in mind. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The table bellow presents the investment portfolio at December 31, 2001 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

                        Investment Securities (thousands)

                                                                     December 31, 2001
                                       ----------------------------------------------------------------------------------
                                                       Amortized Cost Due
                                       -----------------------------------------------
                                                     After One   After Five    After
                                        In One Yr.    Through     Through       Ten       Equity                  Fair
                                         or Less     Five Yrs.    Ten Yrs.     Years    Securities     Total      Value
                                       -----------  -----------  ----------  ---------  ----------  ----------  ---------
U. S. Government agencies              $     1,349  $         -  $      759  $       -  $        -  $    2,108  $   2,147
Mortgage-backed securities                       -        2,352         995      5,626           -       8,973      8,998
Equity securities                                -            -           -          -         366         366        366
                                       -----------  -----------  ----------  ---------  ----------  ----------  ---------
         Total                         $     1,349  $     2,352  $    1,754  $   5,626  $      366  $   11,447  $  11,511
                                       ===========  ===========  ==========  =========  ==========  ==========  =========

Weighted average yields:

U.S. Government agencies                      6.41%           -%       5.16%         -%                   5.96%
Mortgage-backed securities                       -         5.47        2.61       5.06                    4.89
                                       -----------  -----------  ----------  ---------              ----------
         Consolidated                         6.41%        5.47%       3.70%      5.06%                   5.09%
                                       ===========  ===========  ==========  =========              ==========

The falling interest rate environment in 2001 caused the average yield on the investment portfolio to decrease to 5.1% from 6.8% in 2000 and 6.2% 1999. At December 31, 2001, the market value of the investment portfolio was $11.5 million, representing appreciation of $64,000 above amortized cost. This compared to a market value of $15.3 million and a depreciation of $110,000 below amortized cost a year earlier. This increase in market value is due primarily to the falling rate environment during of 2001.

Federal Funds Sold

Federal funds represent the most liquid portion of the Bank's invested funds and generally the lowest yielding portion of earning assets. Management has made an effort to maintain Federal funds at the lowest level possible consistent with prudent interest rate risk management strategies and liquidity needs. Average Federal funds sold increased $2.2 million to $2.8 million during 2001 and were $517,000 in 2000, a decrease of $563,000 or 52.1% from 1999.

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing the overall profitability of the Bank.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Average total deposits were $47.4 million, an increase of 4.4% during 2001. Average total deposits were $45.4 million in 2000 which represents a slight decrease of less than 1% from $45.6 million in 1999. Average core deposits were $43.1 million in 2001 and $41.7 million in 2000, up from $41.3 million in 1999. The percentage of the Bank's average deposits that are interest-bearing decreased to 90.0% from 91.8% in 2000. Average demand deposits which earn no interest increased $1.0 million to $4.7 million during 2001 from $3.7 million in 2000.

The average certificates of deposit issued in denominations of $100,000 or more increased to $4.3 million from $3.7 million in 2000 and $4.2 million in 1999. Average certificates of deposit issued in denominations of $100,000 or more as a percentage of total average deposits were 9.0%, 8.2% and 9.3% for the years ended December 31, 2001, 2000, and 1999, respectively.

Large municipal deposits from local governments were $9.2 million, $12.3 million and $13.4 million at December 31, 2001, 2000 and 1999, respectively. Management believes that the Bank is paying market rates for these deposits. Management's strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit and large municipal deposits are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and invests these funds in order to minimize liquidity and interest rate risks.

Average deposits for the three years ended December 31, 2001, 2000 and 1999 are summarized in the following table.


                             Deposit Mix (thousands)

                                                                       Years Ended December 31,
                                                   ---------------------------------------------------------------
                                                           2000                  1999                  1998
                                                   -------------------   -------------------   -------------------
                                                    Average               Average               Average
                                                    Balance    Percent    Balance    Percent    Balance    Percent
                                                    -------    -------    -------    -------    -------    -------
Interest-bearing deposits:
   Now accounts                                    $  13,692     28.89%  $  14,417     31.76%  $  11,052    24.27%
   Money market                                        3,893      8.21       4,561     10.05       4,543     9.97
   Savings                                             5,043     10.64       4,023      8.86       2,871     6.30
   Other time deposits                                15,740     33.21      14,962     32.96      17,140    37.63
   Large denomination time deposits                    4,292      9.07       3,702      8.15       4,230     9.29
                                                   ---------  --------   ---------  --------   ---------  -------
       Total interest bearing deposits                42,660     90.02      41,665     91.78      39,836    87.46

Noninterest bearing deposits:
   Demand deposits                                     4,729      9.98       3,730      8.22       5,711    12.54
                                                   ---------  --------   ---------  --------   ---------  -------
       Total deposits                              $  47,389    100.00%  $  45,395    100.00%  $  45,547   100.00%
                                                   =========  ========   =========  ========   =========  =======

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 2001 and 2000.

                   Large Time Deposit Maturities, (thousands)

                                                                                  2001               2000
                                                                            ---------------    ----------------
Remaining maturity of three months or less                                  $         1,494    $          1,644
Remaining maturity over three through twelve months                                   2,421               1,672
Remaining maturity over twelve months                                                 1,531               1,425
                                                                            ---------------    ----------------
     Total time deposits of $100,000 or more                                $         5,446    $          4,741
                                                                            ===============    ================

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Other Borrowed Funds

Other borrowed funds consist of a mortgage loan of $114,000 and $120,000 at December 31, 2001 and 2000, respectively. The average balance for 2001 and 2000 was $276,000 and $123,000, respectively. The large increase in average balance during 2001 was a $2.0 million advance that was outstanding 30 days in 2001. Interest expense was $9,000 in 2001 and $7,000 in 2000 and 1999.

There was no short-term debt at December 31, 2001 however, the Company had short-term debt at December 31, 2000 consisting of $18,000 in Federal Funds purchased. The average balance of short-term debt was $24,000, $162,000 and $146,000 in 2001, 2000 and 1999, respectively. The related interest expense on these borrowings was $1,000, $11,000 in 2000 and 1999 for a cost of funds of 4.2%, 6.8% and 6.5%, respectively.

Capital Adequacy

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier I) capital (common stockholders' equity and qualifying preferred stockholders' equity, less intangible assets) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets and qualifying subordinated debt) to risk-weighted assets of 8.0%. See "Supervision and Regulation."

In addition, a minimum leverage ratio of average Tier I capital to average total assets for the previous quarter, ranging from 3% to 5%, is required by federal bank regulators subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2001, the Bank had a ratio of year-end Tier I capital to average total assets for the fourth quarter of 9.3%. The Bank exceeds all required regulatory capital ratios and is considered well capitalized.

Shareholders' equity was $7.3 million at year-end 2001 which was an increase of $744,000 over 2000. This increase was due to net income of $569,000 and an increase in the market value of investment securities of $174,000. Equity was $5.8 million at December 31, 1999. Average shareholders' equity as a percentage of average total assets was 12.6 in 2001, 11.6% in 2000 and 11.5% in 1999.

At December 31, 2001 the Bank had a ratio of Tier I capital to risk-weighted assets of 15.7% and a ratio of total regulatory capital to risk-weighted assets of 17.0%, well above the regulatory minimum of 4.0% and 8.0%, respectively.

The Bank's analysis of capital for the quarters December 31, 2001 and 2000 is presented in the following table.

                         Risk-Based Capital, (thousands)

                                                                2000     1999
                                                              -------- -------

Tier I capital                                                 $ 4,941  $4,383
Qualifying allowance for loan losses /1/                           394     399
                                                               -------  ------
         Total regulatory capital                              $ 5,335  $4,782
                                                               =======  ======

         Total risk-weighted assets                            $31,480  $1,881
                                                               =======  ======

Tier I as a percent of risk-weighted assets                      15.70%  13.75%
Total Tier II capital as a percent of risk-weighted assets       16.95%  15.00%
Leverage ratio/2/                                                 9.25%   8.67%

_____________________________________
    /1/ Limited to 1.25% of risk-weighted assets.
    /2/ Period end Tier I capital to adjusted average assets per quarter.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Common Stock Outstanding

There were 926,399 common shares outstanding at December 31, 2001, 2000 and 1999. Approximately 1,000 shareholders of record hold these shares.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following table.

                      Allowance for Loan Losses (thousands)

                                                            December 31,
                                                     -------------------------
                                                      2001     2000      1999
                                                     ------   ------    ------

Allowance for loan losses, beginning                 $  430   $  322   $   373
Provision for loan losses, added                         68      141       173
                                                     ------   ------   -------
                                                        498      463       546

Loans charged off                                       (88)     (34)     (224)
Recoveries of loans previously charged off                -        1         -
                                                     ------   ------   -------
         Net charge-offs                                (88)     (33)     (224)
                                                     ------   ------   -------
         Allowance for loan losses, ending           $  410   $  430   $   322
                                                     ======   ======   =======

The loan portfolio also included loans to various borrowers (watch loans) at period-end for which management had concerns about the ability of the borrowers to continue to comply with present loan repayment terms, and which could result in some or all of these loans being uncollectible. Management monitors these loans carefully and has provided for these loans in the allowance for loan losses.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 2001 and 2000. The allocation of the reserve for loan losses is shown in the following table.

Management's Discussion and Analysis
-------------------------------------------------------------------------------

             Allocation of the Allowance for Loan Losses (thousands)

                                                                          December 31,
                                            -----------------------------------------------------------------------
                                                     2001                     2000                    1999
                                            ----------------------   ---------------------   ----------------------

Balance at end of period applicable to:       Amount     Percent/1/    Amount    Percent/1/    Amount    Percent/1/
--------------------------------------        ------     -------       ------    -------       ------    -------
Commercial, financial and agricultural      $     193       43.58%   $     182      39.92%   $      168   $ 39.50%
Real estate, construction                           -        0.62            -        .69             -      1.77
Real estate, mortgage                              87       42.31           91      45.50            71     44.66
Installment loans to individuals, other           130       13.49          157      13.89            83     14.07
                                            ---------   ---------    ---------   --------    ----------   -------
         Total                              $     410      100.00%   $     430     100.00%   $      322   $100.00%
                                            =========   =========    =========   =========   ==========   =======

__________________________
     /1/ Percent of loans in each category to total loans.

Nonperforming Assets at December 31, 2001 and 2000 are analyzed in the table below.

                        Nonperforming Assets (thousands)

                                                                                         December 31,
                                                                          -----------------------------------------
                                                                               2001          2000          1999
                                                                          ------------   -----------   ------------
Nonaccrual loans                                                          $        162   $       127   $        127
Restructured loans                                                                   -           113              -
Foreclosed and in-substance foreclosed properties                                    -             -             24
                                                                          ------------   -----------   ------------
                                                                          $        162   $       240   $        151
                                                                          ============   ===========   ============

Nonperforming assets were .5% and .7% of gross loans outstanding at year-end 2001 and 2000, respectively. In addition to the nonperforming assets, there were no loans which were past due 90 days or more at December 31, 2001 and were less than $1,000 at December 31, 2000 and 1999. Net loan charge-offs as a percentage of average loans were .3%, .1%, and .7% in 2001, 2000 and 1999, respectively. The allowance for loan losses was $410,000, $430,000 and $322,000 at December 31, 2001, 2000 and 1999, respectively, or 1.2% of gross loans at December 31, 2001 and 1.3% and 1.0% for December 31, 2000 and 1999, respectively.

Liquidity and Sensitivity

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, Federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The table below shows the sensitivity of the Bank's balance sheet at the repricing dates indicated, but is not necessarily indicative of the position on other dates. The table below was prepared assuming mortgage backed securities will reprice according to schedule. Historically, mortgage back securities have repriced sooner than scheduled.

                            Interest Rate Sensitivity

                                                                    December 31, 2001
                                                                  Maturities/Repricing
                                             ----------------------------------------------------------------
                                                 1-3          4-12         13-60       Over 60
                                               Months        Months       Months       Months        Total
                                               ------        ------       ------       ------        -----
Earning assets:
   Loans                                      $   7,076    $   4,391    $  21,215     $    803      $ 33,485
   Investments                                      995        1,349        2,352        6,815        11,511
   Federal funds sold and other                   1,527            -            -            -         1,527
                                              ---------    ---------    ---------     --------      --------
     Total                                        9,598        5,740       23,567        7,618        46,523
                                              ---------    ---------    ---------     --------      --------

Interest-bearing liabilities:
   Other deposits                                19,968            -            -            -        19,968
   Certificates of deposit                        3,127       10,711        6,873            -        20,711
   Other borrowed funds                               2            5           33           74           114
                                              ---------    ---------    ---------     --------      --------
         Total                                $  23,097    $  10,716    $   6,906     $     74      $ 40,793
                                              =========    =========    =========     ========      ========

Interest rate gap                               (13,499)      (4,976)      16,661        7,544         5,730

Cumulative interest sensitivity gap             (13,499)     (18,475)      (1,814)       5,730

Ratio of sensitivity gap to total
   earnings assets                               (29.02)%     (10.70)%      35.81%       16.22%        12.32%
Cumulative ratio of sensitivity gap
   to total earnings assets                      (29.02)%     (39.71)%      (3.90)%      12.32%

At December 31, 2001, the Company was cumulatively asset-sensitive (earning assets subject to interest rate changes exceeded interest-bearing liabilities subject to changes in interest rates). NOW, savings and money market account repricing within three months were $20.0 million, which historically have not been as interest-sensitive as other types of interest-bearing deposits. Removing the impact of NOW and money market accounts, the Bank is asset sensitive in the three month or less time period, with the four to twelve months time period being liability-sensitive, the thirteen to sixty months time period being asset-sensitive and the over sixty months time period being asset-sensitive.

Certificates of deposit in denominations of $100,000 or more and large municipal deposits are especially susceptible to interest rate changes. These deposits are matched with short-term investments. Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors the Bank's interest rate sensitivity in order to minimize the effects of inflationary trends on the Bank's operations. Other areas of non-interest expenses may be more directly affected by inflation.

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Selected Financial Data

The following table summarizes selected financial data considered to be significant indicators of the Company's operating results and financial condition for the periods indicated.

                             Selected Financial Data

                                             2001         2000          1999          1998
                                          ---------     ---------     ---------     ---------
Summary of Operations

   Interest income                        $   3,689     $   3,770     $   3,648     $   3,341
   Interest expense                           1,636         1,872         1,831         1,813
                                          ---------     ---------     ---------     ---------
         Net interest income                  2,053         1,898         1,817         1,528

   Provision for credit losses                   68           141           173           166
   Other income                                 406           312           265           275
   Other expense                              1,822         1,668         1,880         1,613
   Income taxes                                   -             -             -             -
                                          ---------     ---------     ---------     ---------
         Net income                       $     569     $     401     $      29     $      24
                                          =========     =========     =========     =========

Per Share Data

   Basic earnings per share               $     .61     $     .43     $     .03     $     .03
   Diluted earnings per share                   .61           .41           .03           .03
   Book value                                  7.89          7.09          6.25          6.74

Average Balance Sheet Summary

   Loans, net                             $  33,014     $  31,719     $  31,950     $  25,454
   Securities                                13,898        14,267        13,515        13,563
   Total assets                              54,787        51,835        52,212        47,904
   Deposits                                  47,389        45,395        45,547        41,712
   Shareholders' equity                       6,929         6,012         6,016         5,951

Selected Ratios

   Average equity to average assets           12.65%        11.60%        11.52%        12.42%
   Return on average assets                    1.03%          .08%          .06%          .06%
   Return on average equity                    8.21%         6.67%          .48%          .40%

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


Board of Directors and Officers

-------------------------------------------------------------------------------

                               Board of Directors
                               ------------------


Sybil S. Atkinson .............................Formerly Mediaid of America, Inc.

Jack W. Bowling ......................................H.T. Bowling, Incorporated

Jackson M. Bruce ....................Gilmer, Sadler, Ingram, Sutherland & Hutton

Randolph V. Chrisley ............................Universal Furniture Corporation

Hiawatha Nicely, Jr. ..............................New Century Consultants, Inc.

A. Carole Pratt ............................................Pratt & Mansell, DDS

David W. Ratcliff, Jr. ....................Alliant Ammunition and Powder Company

Nathaniel R. Tuck .............................Tuck Clinic of Chiropractic, P.C.

J. David Wine ....................................Advanced Health Services, Inc.


                                 Bank Officers
                                 -------------


Phillip M. Baker ................................................President & CEO

Deborah Boyd .......................................................Loan Officer

Layne E. Burcham ............................................Senior Loan Officer

Michael D. Ware ....................................................Loan Officer

Jackie Reichner .......................................Senior Operations Officer

Debra A. Dunford .............................................Compliance Officer


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

Stockholder Information

Annual Meeting
--------------

The annual meeting of stockholders will be held at 10:00 a.m. on April 11, 2002 in the Training Room at Community National Bank, 900 Memorial Drive, Pulaski, Virginia.

Requests for Information
------------------------

Requests for information should be directed to Phillip Baker, President & CEO, at Community National Bank, Post Office Box 1060, Pulaski, Virginia, 24301; Telephone (540) 994-0831. A copy of the Company's Form 10-KSB for 2001 will be furnished, without charge, after March 31, 2002 upon written request and is available on the internet at http://www.sec.gov.

Common Stock Market Information               Stock Transfer Agent
-------------------------------               --------------------

Davenport & Company, LLC                      First Citizens Bank & Trust
101 South Jefferson Street                    Post Office Box 29522
Roanoke, Virginia 24011                       Raleigh, North Carolina 27626


Independent Auditors                          Legal Counsel
--------------------                          -------------

Larrowe & Company, PLC                        Gentry, Locke, Rakes, & Moore, LLP
  Certified Public Accountants and            Post Office Box 40013
    Consultants                               Roanoke, Virginia 24022-0013
Post Office Box 760
Galax, Virginia 24333


Main Office           Downtown Office         ATM
-----------           ---------------         ---

900 Memorial Drive    202 N. Washington Ave.  New River Community College
Pulaski, Virginia     Pulaski, Virginia       Martin Hall
                                              Dublin, Virginia

                                              Pulaski Community Hospital
                                              Pulaski, Virginia

                                       40